EXHIBIT 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	For the three months ended March 31,
Millions of dollars, except per share data	2005	2004
Sales and other operating revenues:
Trade	$4,151	$1,093
Related parties	295	12

	4,446	1,105

Operating costs and expenses:
Cost of sales	3,784	1,029
Selling, general and administrative expenses	129	45
Research and development expenses	23	8

	3,935	1,082

Operating income	510	23

Interest expense	(169)	(111)
Interest income	11	2
Other expense, net	(23)	(1)

Income (loss) before equity investments and income taxes	329	(87)

Income from equity investments:
LYONDELL-CITGO Refining LP	67	56
Equistar Chemicals, LP	—	6
Other	1	1

	68	63

Income (loss) before income taxes	397	(24)

Provision for (benefit from) income taxes	143	(9)

Net income (loss)	$254	$(15)

Earnings (loss) per share:
Basic	$1.04	$(0.08)

Diluted	$0.98	$(0.08)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	March 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$689	$804
Accounts receivable:
Trade, net	1,770	1,437
Related parties	128	132
Inventories	1,746	1,619
Prepaid expenses and other current assets	146	189
Deferred tax assets	238	276

Total current assets	4,717	4,457
Property, plant and equipment, net	7,055	7,215
Investments and long-term receivables:
Investment in PO joint ventures	814	838
Investment in and receivable from LYONDELL-CITGO Refining LP	188	192
Other investments and long-term receivables	161	160
Goodwill, net	2,175	2,175
Other assets, net	909	891

Total assets	$16,019	$15,928

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$1,191	$1,071
Related parties	123	126
Current maturities of long-term debt	256	308
Accrued liabilities	760	790

Total current liabilities	2,330	2,295
Long-term debt	7,386	7,555
Other liabilities	1,750	1,747
Deferred income taxes	1,587	1,477
Commitments and contingencies
Minority interest	172	181
Stockholders’ equity:
Common stock, $1.00 par value, 420,000,000 shares authorized, 246,877,485 and 244,541,913 shares issued, respectively	247	245
Additional paid-in capital	3,034	3,000
Retained deficit	(402)	(600)
Accumulated other comprehensive income (loss)	(58)	56
Treasury stock, at cost, 826,151 and 856,915 shares, respectively	(27)	(28)

Total stockholders’ equity	2,794	2,673

Total liabilities and stockholders’ equity	$16,019	$15,928

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
Millions of dollars	2005	2004
Cash flows from operating activities:
Net income (loss)	$254	$(15)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	178	63
Income from equity investments	(68)	(63)
Distributions of earnings from affiliates	67	56
Deferred income taxes	115	(10)
Debt prepayment premiums and charges	12	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(342)	(26)
Inventories	(136)	11
Accounts payable	133	(6)
Other assets and liabilities, net	(49)	58

Net cash provided by operating activities	164	68

Cash flows from investing activities:
Expenditures for property, plant and equipment	(58)	(11)
Distributions from affiliates in excess of earnings	35	18
Contributions and advances to affiliates	(30)	(13)
Other	3	—

Net cash used in investing activities	(50)	(6)

Cash flows from financing activities:
Repayment of long-term debt	(211)	—
Dividends paid	(55)	(31)
Proceeds from stock option exercises	34	4
Other	(2)	(1)

Net cash used in financing activities	(234)	(28)

Effect of exchange rate changes on cash	5	(1)

(Decrease) increase in cash and cash equivalents	(115)	33
Cash and cash equivalents at beginning of period	804	438

Cash and cash equivalents at end of period	$689	$471

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2004 included in the Lyondell Chemical Company 2004 Annual Report on Form 10-K.

2. Description of the Company

Lyondell Chemical Company (“LCC”), together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global chemical company that manufactures and markets a variety of basic chemicals and gasoline blending components. As a result of Lyondell’s acquisition of Millennium Chemicals Inc. (“Millennium”) and Lyondell’s resulting 100% ownership of Millennium and Equistar Chemicals, LP (“Equistar”), the operations of Millennium and Equistar are consolidated prospectively from December 1, 2004 (see Note 3). Prior to December 1, 2004, Lyondell accounted for its investment in Equistar using the equity method of accounting (see Note 6).

3. Acquisition of Millennium Chemicals Inc.

On November 30, 2004, Lyondell completed the acquisition of Millennium, in a stock-for-stock business combination, to, among other things, broaden the Company’s product base and to consolidate ownership of Equistar. In the acquisition, Lyondell issued 63.1 million shares of Lyondell common stock to Millennium’s shareholders, and Millennium became a wholly owned subsidiary of Lyondell. Millennium owns a 29.5% interest in Equistar, which, upon completion of the acquisition, also became a wholly owned subsidiary of Lyondell.

The aggregate purchase price was $1,469 million, including the 63.1 million shares of Lyondell common stock valued at $1,438 million, payment of transaction costs of $20 million and the fair value of employee stock options of approximately $11 million.

The unaudited pro forma combined historical results of Lyondell, Millennium and Equistar for the three months ended March 31, 2004, giving effect to the acquisition assuming the transaction was consummated as of the beginning of 2004 are as follows:

Millions of dollars, except per share data	For the three months ended March 31, 2004
Sales and other operating revenues	$3,345
Net loss	(26)
Basic loss per share	(0.11)
Diluted loss per share	(0.11)

The unaudited pro forma data presented above are not necessarily indicative of the results of operations of Lyondell that would have occurred had such transaction actually been consummated as of the beginning of 2004, nor are they necessarily indicative of future results of operations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price of $1,469 million was allocated to the assets acquired and liabilities assumed based upon the estimated fair values of such assets and liabilities at the date of acquisition. The purchase price allocations used in the preparation of the December 31, 2004 and March 31, 2005 financial statements are preliminary due to the continuing analyses relating to the determination of the fair values of the assets acquired and liabilities assumed. Based upon additional information received to date, the fair values of the assets acquired and liabilities assumed were adjusted during the three-month period ended March 31, 2005. The adjustments and their effect on goodwill for the first three months ended March 31, 2005 are summarized in Note 10.

Any further changes to the fair values of net assets acquired would result in additional adjustment to the fair value of the assets acquired and liabilities assumed and corresponding adjustment to goodwill. Management does not expect the finalization of these matters to have a material effect on the allocation. No goodwill that would be deductible for income tax purposes was created by the acquisition.

4. Accounting Changes

In the first quarter 2003, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation using the prospective transition method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense was recognized in connection with stock options granted prior to 2003. Pro forma compensation expense related to stock options for each of the three month periods ended March 31, 2005 and 2004 was less than $1 million.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment. The primary focus of this Statement is accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as by the granting of stock options. Lyondell will be required to apply the provisions of SFAS No. 123 (revised 2004) in the first quarter 2006. SFAS No. 123 (revised 2004) may affect the computation and resulting fair value of Lyondell’s share-based payment transactions with employees. Lyondell is evaluating the impact, if any, of adopting SFAS No. 123 (revised 2004) on its financial statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets, which is replaced with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Lyondell will be required to adopt SFAS No. 153 no later than the third quarter 2005 with prospective application. Lyondell is currently evaluating the impact, if any, that implementation of SFAS No. 153 will have on its financial statements.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47. “Accounting for Conditional Asset Retirement Obligations,” which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Conditional Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of Lyondell. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Lyondell is currently evaluating the impact of adopting this interpretation.

5. Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share interests in a U.S. PO manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of an in-kind portion of the PO production of the U.S. PO Joint Venture. Bayer’s share of PO production is 1.6 billion pounds annually. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, the Netherlands. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the three months ended March 31, 2004 and 2005 are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2004	$570	$296	$866
Cash contributions	2	2	4
Depreciation and amortization	(8)	(3)	(11)
Effect of exchange rate changes	—	(19)	(19)

Investment in PO joint ventures – March 31, 2004	$564	$276	$840

Investment in PO joint ventures – January 1, 2005	$541	$297	$838
Cash contributions (distributions)	4	(4)	—
Depreciation and amortization	(8)	(3)	(11)
Effect of exchange rate changes	—	(13)	(13)

Investment in PO joint ventures – March 31, 2005	$537	$277	$814

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Equity Interest in Equistar Chemicals, LP

As a result of Lyondell’s acquisition of Millennium and Lyondell’s resulting 100% ownership of Equistar, the operations of Equistar are consolidated prospectively from December 1, 2004 (see Notes 2 and 3). Prior to December 1, 2004, Lyondell accounted for its 70.5% interest in Equistar using the equity method of accounting, because of Lyondell’s and Millennium’s joint control of certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows for the three months ended March 31, 2004.

Millions of dollars
STATEMENT OF INCOME
Sales and other operating revenues	$1,962
Cost of sales	1,857
Selling, general and administrative expenses	41
Research and development expenses	7
Gain on asset dispositions	4

Operating income	61
Interest expense, net	(55)
Other expense, net	(1)

Net income	$5

Lyondell’s income from its investment in Equistar consisted of Lyondell’s share of Equistar’s income and accretion of Lyondell’s investment in Equistar up to its underlying equity in Equistar’s net assets. At March 31, 2004, Lyondell’s underlying equity in Equistar’s net assets exceeded the carrying value of its investment in Equistar by approximately $162 million. This difference was being recognized in income over 14 years.

7. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	March 31, 2005	December 31, 2004
Investment in LCR	$(41)	$(37)
Receivable from LCR	229	229

Investment in and receivable from LCR	$188	$192

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information for LCR follows:

Millions of dollars	March 31, 2005	December 31, 2004
BALANCE SHEETS
Total current assets	$515	$359
Property, plant and equipment, net	1,243	1,227
Other assets	62	61

Total assets	$1,820	$1,647

Current liabilities	$845	$588
Long-term debt	442	443
Loans payable to partners	264	264
Other liabilities	113	112
Partners’ capital	156	240

Total liabilities and partners’ capital	$1,820	$1,647

	For the three months ended March 31,
	2005	2004
STATEMENTS OF INCOME
Sales and other operating revenues	$1,536	$1,154
Cost of sales	1,406	1,037
Selling, general and administrative expenses	12	16

Operating income	118	101
Interest expense, net	(8)	(10)

Net income	$110	$91

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$28	$30
Expenditures for property, plant and equipment	34	15

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of Lyondell’s investment in LCR up to its underlying equity in LCR’s net assets. At March 31, 2005, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $253 million. This difference will be recognized in income over the next 23 years.

8. Accounts Receivable

Lyondell has two four-year, accounts receivable sales facilities of $150 million and $450 million, relating to LCC and Equistar, respectively. Pursuant to these facilities, Lyondell sells, through two wholly owned bankruptcy remote subsidiaries, on an ongoing basis and without recourse, an interest in pools of domestic accounts receivable to financial institutions participating in the facilities. Lyondell is responsible for servicing the receivables. The outstanding amounts of receivables sold under the facilities were $75 million and $275 million as of March 31, 2005 and December 31, 2004, respectively.

In consideration of discounts offered to certain customers for early payment for product, some receivable amounts were collected in March 2005 that otherwise would have been expected to be collected in April 2005. This included collections of $71 million in March 2005, related to Equistar receivables, from Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Inventories

Inventories consisted of the following components:

Millions of dollars	March 31, 2005	December 31, 2004
Finished goods	$1,116	$1,014
Work-in-process	106	108
Raw materials	308	290
Materials and supplies	216	207

Total inventories	$1,746	$1,619

10. Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	March 31, 2005	December 31, 2004
Land	$189	$190
Manufacturing facilities and equipment	9,132	9,224
Construction in progress	210	187

Total property, plant and equipment	9,531	9,601
Less accumulated depreciation	(2,476)	(2,386)

Property, plant and equipment, net	$7,055	$7,215

Depreciation and amortization is summarized as follows:

	For the three months ended March 31,
Millions of dollars	2005	2004
Property, plant and equipment	$133	$44
Investment in PO joint ventures	11	12
Turnaround costs	14	3
Software costs	10	2
Other	10	2

Total depreciation and amortization	$178	$63

The increase in depreciation and amortization in the first quarter 2005 primarily reflects the consolidation of Millennium and Equistar prospectively from December 1, 2004.

The following table summarizes the changes to Lyondell’s goodwill during the three months ended March 31, 2005 by reportable segment. Lyondell’s reportable segments include ethylene, co-products and derivatives (“EC&D”), propylene oxide and related products (“PO&RP”), and inorganic chemicals (see Note 16). The refining segment consists of Lyondell’s equity investment in LCR (see Note 7).

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Total
Goodwill at January 1, 2005	$270	$1,080	$825	$2,175
Adjustments to preliminary purchase price allocation related to November 30, 2004 acquisition of Millennium	(3)	—	12	9
Settlement of income tax issues related to 1998 acquisition of ARCO Chemical Company	—	(9)	—	(9)

Goodwill at March 31, 2005	$267	$1,071	$837	$2,175

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly owned subsidiaries, Equistar and Millennium. LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for $300 million of Equistar debt, consisting of the 6.5% Notes due 2006 and the 7.55% Debentures due 2026.

Long-term debt consisted of the following:

Millions of dollars	March 31, 2005	December 31, 2004
Bank credit facilities:
LCC $475 million senior secured revolving credit facility	$—	$—
Equistar $250 million inventory-based revolving credit facility	—	—
Millennium $150 million revolving credit facility	—	—

LCC notes and debentures:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	500	700
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	325
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225

Equistar notes and debentures:
Notes due 2006, 6.5%	150	150
Senior Notes due 2008, 10.125%	700	700
Notes due 2009, 8.75%	600	600
Senior Notes due 2011, 10.625%	700	700
Debentures due 2026, 7.55%	150	150

Millennium notes and debentures:
Senior Notes due 2006, 7.0%	500	500
Senior Debentures due 2026, 7.625%	250	250
Senior Notes due 2008, 9.25%	471	471
Convertible Senior Debentures due 2023, 4.0%	150	150

Other debt	26	32
Unamortized premium, net	287	302

Total	7,642	7,863
Less current maturities	(256)	(308)

Long-term debt	$7,386	$7,555

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter 2005, LCC repaid $200 million of the 9.875% Senior Secured Notes Series B, along with $10 million in prepayment premiums, and in the second quarter 2005 called an additional $300 million. The call price on the $300 million was 102.469% of par, and the debt was paid on May 2, 2005 along with $7 million in prepayment premiums. Current maturities of long-term debt at March 31, 2005 included $100 million of LCC’s 9.375% Debentures due 2005, $150 million of Equistar’s 6.5% Notes due 2006 and other debt of $6 million. At December 31, 2004, current maturities included $200 million of LCC’s 9.875% Senior Secured Notes due 2007, which were called in December 2004, $100 million of LCC’s 9.375% Debentures due 2005 and other debt of $8 million.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, and debt issuance costs resulted in a net credit of $2 million and a charge of $4 million for the three-month periods ended March 31, 2005 and 2004, respectively, that were included in interest expense in the Consolidated Statements of Income.

12. Pension and Other Postretirement Benefits

Net periodic pension benefit costs included the following components for the three months ended March 31:

	2005		2004
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Net periodic pension benefit cost:
Service cost	$11	$4	$4	$2
Interest cost	21	6	8	2
Recognized return on plan assets	(19)	(5)	(5)	(2)
Actuarial and investment loss amortization	5	1	5	1

Net periodic pension benefit cost	$18	$6	$12	$3

Net periodic other postretirement benefit costs, which were entirely incurred in the U.S., included the following components for the three months ended March 31:

Millions of dollars	2005	2004
Components of net periodic benefit cost:
Service cost	$1	$1
Interest cost	3	1

Net periodic benefit cost	$4	$2

The increases in pension and other postretirement benefit costs in the first quarter 2005 primarily reflect the consolidation of Millennium and Equistar prospectively from December 1, 2004.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.Commitments and Contingencies

Crude Supply Agreement—Under a crude supply agreement with PDVSA Oil (“CSA”), PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of heavy, high sulfur crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. If the CSA is modified or terminated or this source of crude oil is otherwise interrupted, due to production difficulties, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. If neither CITGO, PDVSA Oil nor their affiliates were a partner in LCR, PDVSA Oil would have an option to terminate the CSA. Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. Alternative crude oil supplies with similar margins may not be available for purchase by LCR. During 2004 and through March 31, 2005, LCR received crude oil under the CSA at or above contract volumes.

Leased Facility—As a result of its consolidation of Equistar, Lyondell has an ethylene facility in Lake Charles, Louisiana, which has been idled since the first quarter of 2001, pending sustained improvement in market conditions. The facility and land, which are included in property, plant and equipment at a net book value of $143 million, are leased from Occidental. In May 2003, Equistar and Occidental entered into a new one-year lease, which has renewal provisions for two additional one-year periods at either party’s option. Equistar exercised the second one-year renewal option in April 2005.

Environmental Remediation—A Millennium subsidiary, which is now a subsidiary of Lyondell, has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls (“PCBs”), cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations. In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River.

As of March 31, 2005, the probable liability associated with the river cannot be determined with certainty. A liability of $40 million at December 31, 2004 was recognized, representing Millennium’s interim allocation of 55% of the $73 million estimated cost of bank stabilization, recommended as the preferred remedy in 2000 by the KRSG. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that it can identify a single remedy among those options that would represent the highest-cost reasonably possible outcome.

In addition, Lyondell has recognized a liability of $38 million at December 31, 2004 primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

Lyondell’s accrued environmental liability for future remediation costs at all current and former plant sites and Superfund sites totaled $147 million as of December 31, 2004 and $145 million as of March 31, 2005. The liabilities for individual sites range from $1 million to $77 million and are expected to be incurred over a number of years, and not to be concentrated in any single year. In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—Under the Clean Air Act, the eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s ten facilities in the Houston/Galveston region prior to the November 2007 compliance deadline for the one-hour ozone standard.

In addition, in December 2004, the regulatory agency for the state of Texas, the Texas Commission on Environmental Quality (“TCEQ”) finalized controls over highly reactive, volatile organic compounds (“HRVOCs”). Lyondell and LCR are still assessing the impact of the HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. Although the one-hour ozone standard expires in 2005, the controls under that standard will not be relaxed under the EPA’s new eight-hour transition rules. As a result, Lyondell and LCR still will be required to meet the new emission standards for NOx and HRVOCs. The timing and amount of the estimated expenditures are subject to regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. The ultimate cost of implementing any plan developed to comply with the final ozone standards cannot be estimated at this time.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. These gasoline and diesel fuel standards will result in increased capital investment for LCR. In addition, these standards could result in higher operating costs for LCR. Lyondell’s business may also be impacted if these standards increase the cost for processing fuel components.

Lyondell currently estimates that environmentally related capital expenditures at its facilities, including Equistar and Millennium facilities, will be approximately $120 million for 2005 and $108 million for 2006, including estimated expenditures related to emission control standards for NOx and HRVOCs, as described above, and a wastewater management project. Capital spending to comply with environmental regulations at LCR’s facilities (on a 100% basis) is estimated to be approximately $96 million in 2005 and $129 million in 2006. The expected increase in environmental spending at LCR’s facilities reflects spending for low sulfur fuels regulations, as well as emission reductions.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. In April 2005, the U.S. House of Representatives passed an energy bill that would ban the use of MTBE after December 31, 2014, but would also provide limited liability protection for MTBE. The Senate has not yet passed an energy bill in 2005. The final form and timing of reconciliation of any energy bill in the U.S. Congress is uncertain.

At the state level, a number of states have legislated MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not impact MTBE demand. However, Connecticut, California and New York banned MTBE, effective January 1, 2004, which started to negatively affect MTBE demand during late 2003. In addition, beginning in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 14% and 17% of its total revenues for the years ended December 31, 2004 and 2003, respectively. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene (also known as “di-isobutylene”) or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Lyondell intends to install equipment at its Channelview, Texas facility that would provide Lyondell with the flexibility to produce di-isobutylene, an alternative gasoline component, instead of MTBE at that facility. The current estimated cost of converting Lyondell’s U.S.-based MTBE plant to di-isobutylene production is less than $20 million. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle was equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE, which was addressed in tax legislation enacted in 2004. Lyondell is currently evaluating the effects of the new tax legislation, as well as the di-isobutylene alternative, prior to making any ultimate decision, which will be influenced by further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation—On April 8, 2005, Lyondell filed a lawsuit against BASF Corporation (“BASF”) seeking declaratory judgment to resolve a commercial dispute regarding the interpretation of various provisions of a propylene oxide sales contract. On April 12, 2005, BASF filed a lawsuit against Lyondell asserting various claims relating to alleged breaches of the same propylene oxide sales contract and seeking damages in excess of $100 million. Management believes that it has valid defenses to all claims and is vigorously defending them. The parties have engaged in negotiations to resolve the claims without success to date. Management does not expect the resolution of the claims to result in any material adverse effect on financial condition, liquidity or results of operations of Lyondell.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging that Millennium and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, contain general language requesting equitable relief from defendants such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various procedural stages of pre-trial, post-trial and post-dismissal settings.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has not accrued any liabilities for any lead-based paint and lead pigment litigation. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon the timing of any request for indemnity and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request. As a result of insurance coverage litigation initiated by Millennium, an Ohio trial court issued a decision in 2002 effectively requiring certain insurance carriers to resume paying defense costs in the lead-based paint and lead pigment cases. Indemnity coverage was not at issue in the Ohio court’s decision. The insurance carriers may appeal the Ohio decision regarding defense costs, and they have in the past and may in the future attempt to deny indemnity coverage if there is ever a settlement or an adverse judgment in any lead-based paint or lead pigment case.

Indemnification—Lyondell, its subsidiaries and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering, in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company and in connection with the formation of LCR; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell, its subsidiaries and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of March 31, 2005, Lyondell has not accrued any significant amounts for such indemnification obligations, other than amounts under tax sharing agreements that have been reflected in the provision for income taxes, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell. Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other—Lyondell, its subsidiaries and its joint ventures are, from time to time, defendants in lawsuits, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to any such litigation cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from the legal proceedings in which it, its subsidiaries or its joint ventures currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

14. Per Share Data

Basic earnings (loss) per share for the periods presented is computed based upon the weighted average number of shares of common stock and Series B common stock outstanding during the periods. Diluted earnings (loss) per share also include the effect of outstanding stock options and warrants and restricted stock. Additionally, diluted earnings per share for the three months ended March 31, 2005 includes the effect of the 4.0% Millennium Convertible Debentures that are convertible into Lyondell common stock. Computation of fully-diluted earnings per share for the three months ended March 31, 2005, reflected the assumed conversion of Millennium’s 4.0% Convertible Debentures, including the related reduction of net income by less than $1 million. The reduction of net income reflected the net after-tax effect of related interest expense including amortization of the adjustment of the Convertible Debentures to fair value in accounting for the acquisition of Millennium. Outstanding stock options, warrants and restricted stock had no effect on the calculation of diluted loss per share for the three months ended March 31, 2004.

Earnings (loss) per share data and dividends declared per share of common stock were as follows:

	For the three months ended March 31,
	2005	2004
Weighted average shares, in millions:
Basic	244.5	176.5
Diluted	259.8	176.5

Earnings (loss) per share:
Basic	$1.04	$(0.08)
Diluted	0.98	(0.08)
Dividends declared per share of common stock	$0.225	$0.225

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Comprehensive Income

The components of the comprehensive income (loss) were as follows:

	For the three months ended March 31,
Millions of dollars	2005	2004
Net income (loss)	$254	$(15)
Other comprehensive loss:
Foreign currency translation loss	(112)	(36)
Other	(2)	(2)

Total other comprehensive loss	(114)	(38)

Comprehensive income (loss)	$140	$(53)

16. Segment and Related Information

Lyondell operates in four reportable segments:

•	Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer.

•	Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products styrene and tertiary butyl alcohol with its derivative, methyl tertiary butyl ether or MTBE; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and toluene diisocyanate.

•	Inorganic chemicals, primarily manufacturing and marketing of titanium dioxide and related products.

•	Refining.

The inorganic chemicals segment resulted from the acquisition of Millennium on November 30, 2004. With the acquisition of Millennium, Equistar also became a consolidated subsidiary. Results of Equistar operations, in the EC&D segment, prior to December 2004 reflect Lyondell’s previous equity investment in Equistar (see Note 6).

The refining segment consists of Lyondell’s equity investment in LCR (see Note 7).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning reportable segments is shown in the following table for the three months ended:

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Refining	Other	Total
March 31, 2005:
Sales and other operating revenues:
Customer	$2,639	$1,467	$318	$—	$22	$4,446
Intersegment	335	62	—	—	(397)	—

	2,974	1,529	318	—	(375)	4,446
Operating income	395	96	21	—	(2)	510
Income from equity investments	—	1	—	67	—	68

March 31, 2004:
Sales and other operating revenues	$—	$1,105	$—	$—	$—	$1,105
Operating income	—	23	—	—	—	23
Income from equity investments	6	1	—	56	—	63

Sales and other operating revenues and operating income in the “Other” column above in 2005 include elimination of intersegment transactions and a business that is not a reportable segment.

17. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors (collectively “Guarantors”), jointly and severally, of the following (see Note 11):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes, Series B due 2007, 9.875%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%, and

•	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation and a 100% owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional.

Equistar is the issuer (the “Subsidiary Issuer”) of 6.5% Notes due 2006 and 7.55% Debentures due 2026, which are guaranteed by LCC. As a result of Lyondell’s November 30, 2004 acquisition of Millennium, Equistar became a wholly owned subsidiary of Lyondell.

The following condensed consolidating financial information present supplemental information for the Guarantors and the Subsidiary Issuer as of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of March, 31, 2005

Millions of dollars	Lyondell	Guarantors	Equistar	Non- Guarantors	Eliminations	Lyondell Consolidated
Total current assets	$815	$325	$1,938	$1,807	$(168)	$4,717
Property, plant and equipment, net	776	850	3,137	2,292	—	7,055
Investments and long-term receivables	7,276	275	62	1,218	(7,668)	1,163
Goodwill, net	713	349	—	1,113	—	2,175
Other assets	271	73	348	217	—	909

Total assets	$9,851	$1,872	$5,485	$6,647	$(7,836)	$16,019

Current maturities of long-term debt	$100	$—	$150	$6	$—	$256
Other current liabilities	481	196	893	541	(37)	2,074
Long-term debt	3,550	—	2,162	1,674	—	7,386
Other liabilities	626	47	386	691	—	1,750
Deferred income taxes	923	158	—	504	2	1,587
Intercompany liabilities (assets)	1,377	152	—	(1,033)	(496)	—
Minority interest	—	28	4	168	(28)	172
Stockholders’ equity	2,794	1,291	1,890	4,096	(7,227)	2,794

Total liabilities and stockholders’ equity	$9,851	$1,872	$5,485	$6,647	$(7,836)	$16,019

BALANCE SHEET

As of December 31, 2004

Millions of dollars	Lyondell	Guarantors	Equistar	Non- Guarantors	Eliminations	Lyondell Consolidated
Total current assets	$1,030	$292	$1,490	$1,787	$(142)	$4,457
Property, plant and equipment, net	778	898	3,167	2,372	—	7,215
Investments and long-term receivables	6,903	295	63	765	(6,836)	1,190
Goodwill, net	722	349	—	1,104	—	2,175
Other assets	278	77	354	182	—	891

Total assets	$9,711	$1,911	$5,074	$6,210	$(6,978)	$15,928

Current maturities of long-term debt	$300	$—	$1	$7	$—	$308
Other current liabilities	498	188	805	536	(40)	1,987
Long-term debt	3,551	—	2,312	1,692	—	7,555
Other liabilities	634	50	394	669	—	1,747
Deferred income taxes	792	163	—	519	3	1,477
Intercompany liabilities (assets)	1,263	221	—	(1,473)	(11)	—
Minority interest	—	26	1	180	(26)	181
Stockholders’ equity	2,673	1,263	1,561	4,080	(6,904)	2,673

Total liabilities and stockholders’ equity	$9,711	$1,911	$5,074	$6,210	$(6,978)	$15,928

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Three Months Ended March 31, 2005

Millions of dollars	Lyondell	Guarantors	Equistar	Non- Guarantors	Eliminations	Lyondell Consolidated
Sales and other operating revenues	$923	$457	$2,861	$737	$(532)	$4,446
Cost of sales	831	398	2,417	669	(531)	3,784
Selling, general and administrative expenses	32	7	47	43	—	129
Research and development expenses	9	—	8	6	—	23

Operating income (loss)	51	52	389	19	(1)	510
Interest income (expense), net	(95)	—	(54)	(9)	—	(158)
Other income (expense), net	(28)	2	(3)	5	1	(23)
Income (loss) from equity investments	441	41	—	28	(442)	68
Intercompany income (expense)	(34)	21	—	13	—	—
(Benefit from) provision for income taxes	81	42	—	20	—	143

Net income	$254	$74	$332	$36	$(442)	$254

STATEMENT OF INCOME

For the Three Months Ended March 31, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Lyondell Consolidated
Sales and other operating revenues	$692	$330	$240	$(157)	$1,105
Cost of sales	624	313	249	(157)	1,029
Selling, general and administrative expenses	33	5	7	—	45
Research and development expenses	8	—	—	—	8

Operating income (loss)	27	12	(16)	—	23
Interest income (expense), net	(110)	—	1	—	(109)
Other income (expense), net	(19)	(1)	19	—	(1)
Income (loss) from equity investments	64	41	22	(64)	63
Intercompany income	(23)	10	13	—	—
(Benefit from) provision for income taxes	(46)	23	14	—	(9)

Net income (loss)	$(15)	$39	$25	$(64)	$(15)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2005

Millions of dollars	Lyondell	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income	$254	$74	$332	$36	$(442)	$254
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	16	19	79	64	—	178
(Income) from equity investments	(441)	(41)	—	(28)	442	(68)
Distributions of earnings from affiliates	37	—	—	67	(37)	67
Deferred income taxes	82	41	—	(8)	—	115
Debt prepayment charges and premiums	12	—	—	—	—	12
Intercompany (receivables) payables, net	107	(68)	—	(38)	(1)	—
Net changes in working capital and other	(20)	(10)	(277)	(88)	1	(394)

Net cash provided by (used in) operating activities	47	15	134	5	(37)	164

Expenditures for property, plant and equipment	(11)	(1)	(35)	(11)	—	(58)
Distributions in excess of earnings from affiliates	—	4	—	31	—	35
Contributions and advances to affiliates	—	—	—	(67)	37	(30)
Other	—	—	3	—	—	3

Net cash provided by (used in) investing activities	(11)	3	(32)	(47)	37	(50)

Repayment of long-term debt	(210)	—	(1)	—	—	(211)
Dividends paid	(55)	—	—	—	—	(55)
Proceeds from stock option exercises	34	—	—	—	—	34
Other	(8)	—	—	6	—	(2)

Net cash provided by (used in) financing activities	(239)	—	(1)	6	—	(234)
Effect of exchange rate changes on cash	—	2	—	3	—	5

Increase (decrease) in cash and cash equivalents	$(203)	$20	$101	$(33)	$—	$(115)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(15)	$39	$25	$(64)	$(15)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17	17	29	—	63
(Income) from equity investments	(64)	(41)	(22)	64	(63)
Distributions of earnings of affiliates	38	—	56	(38)	56
Deferred income taxes	(4)	(6)	—	—	(10)
Intercompany (receivables) payables, net	32	—	(32)	—	—
Net changes in other assets and liabilities	54	1	(18)	—	37

Net cash provided by (used in) operating activities	58	10	38	(38)	68

Expenditures for property, plant and equipment	(8)	(2)	(1)	—	(11)
Distributions from affiliates in excess of earnings	—	10	8	—	18
Contributions and advances to affiliates	—	(2)	(11)	—	(13)

Net cash provided by (used in) investing activities	(8)	6	(4)	—	(6)

Dividends paid	(31)	—	(38)	38	(31)
Proceeds from stock option exercises	4	—	—	—	4
Other	(1)	—	—	—	(1)

Net cash used in financing activities	(28)	—	(38)	38	(28)

Effect of exchange rate changes on cash	—	12	(13)	—	(1)

Increase (decrease) in cash and cash equivalents	$22	$28	$(17)	$—	$33